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SEC Mail Processing
FEB 25 2021
Washington, DC

SEC FILE NUMBER
8-68603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roc Global, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

295 Madison Avenue, 12th floor
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Ward & Hochman, LLP
(Name – *if individual, state last, first, middle name*)

150 E. 58th Street	New York	NY	10155
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph A. Garofoli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roc Global, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

LINDA O'LEARY
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires 5/31/22

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A Report Describing the Broker-Dealers Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report")
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roc Global, LLC

CONTENTS

Facing Page to Form X-17A-5	2A
Affirmation of Member	2B
Report of Independent Registered Public Accounting Firm	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	5
Statement of Income and Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital under Rule 15c3-1	15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3	16
EXEMPTION REPORT	17
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES SIPC SUPPLEMETAL REPORT	18
FORM SIPC-7	20

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

DWH

Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Roc Global, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roc Global, LLC, a Connecticut Limited Liability Company, (the "Company") as of December 31, 2020 and the related statements of income and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I as listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2011.

Davis, Ward + Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
February 1, 2021

ROC GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 563,439
Prepaid expenses and other assets	16,941
Total assets	$ 580,380

LIABILITIES AND MEMBER'S EQUITY

Loan Payable	$ 39,034
Accounts payable and accrued liabilities	23,049
Total liabilities	62,083
MEMBER'S EQUITY	518,297
Total liabilities and member's equity	$ 580,380

See accompanying notes to financial statements.

ROC GLOBAL, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	
Investment banking	$ 1,169,920
Interest income	109
Total revenues	1,170,029
EXPENSES	
Compensation and payroll related costs	833,643
Occupancy and related costs	61,085
Communications and technology	14,497
Professional fees	68,458
Other operating expenses	30,167
Total expenses	1,007,850
NET INCOME	162,179
Capital Contribution	45,000
MEMBER'S EQUITY, BEGINNING OF YEAR	311,118
MEMBER'S EQUITY END OF YEAR	$ 518,297

See accompanying notes to financial statements.

ROC GLOBAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 162,179
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets - decrease (increase) in:	
Prepaid expenses and other assets	(1,797)
Changes in liabilities - increase (decrease) in:	
Accounts payable and accrued liabilities	3,085
Total adjustments	1,288
Net cash provided by operating activities	163,467
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from loan	39,034
Contribution from Member	45,000
Net cash provided by financing activities	84,034
NET INCREASE IN CASH	247,501
CASH, beginning of the year	315,938
CASH, end of the year	$ 563,439
SUPPLEMENTAL CASH FLOW INFORMATION:	
Interest paid	$ -

See accompanying notes to financial statements.

Note 1 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

Roc Global, LLC (the "Company") was organized pursuant to the laws of the State of Connecticut and is a wholly owned subsidiary of Roc Global Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by Financial Industry Regulatory Authority ("FINRA").

The Company is in the businesses of originating and distributing and trading equity-linked securities to investors. The business activities include private placements, acting as an underwriter on a best efforts basis, participating as a selling group participant and as a broker or dealer selling corporate equity-linked securities and convertible securities.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue from Contracts with Clients

The Company accounts for revenue earned from contracts with clients for services such as investment banking under ASC Topic No. 606, "Revenue from Contracts with Customers" ("ASC 606"). As such, revenues for these services are recognized when the performance obligations related to the underlying transaction are completed.

Investment Banking

The Company's activities are primarily arranging the private placement of securities by business entities on a best-efforts basis. Private placements are distributions of securities that do not involve public offerings. The Company also provides advisory services on mergers and acquisitions. Investment banking revenues are composed of origination, distribution, and advisory fees and the related revenues are generally contingent on a successful transaction.

The Company earns revenues from fees arising from private placements. The related revenues from private placements are recognized upon completion of the underlying transaction based upon the terms of the assignment which is on the date of the successful closing of the transaction. The Company believes that the closing date is the appropriate

Note 1 - Summary of Business and Significant Accounting Policies - continued

Investment Banking (continued)

point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the securities offering at that point.

The Company earns revenues from fees arising from advisory service arrangements. The related revenues are generally recognized when the services related to the underlying transaction are completed under the terms of the assignment which is typically the closing of the advisory related transaction.

In certain transactions the Company may be paid a non-refundable retainer or fee, which is recognized as revenue when the services are provided or the requirements for the retainer or fee are satisfied.

Expenses associated with investment banking transactions are recognized when incurred and are recorded in Other operating expenses, net of client reimbursements.

Principal Transactions

The Company executes transactions as an intermediary (riskless-principal) by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment

The Company expenses any computer and office equipment related costs that are individually $1,500 and below.

Note 1 - Summary of Business and Significant Accounting Policies - continued

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The amount of unrecognized tax benefits as of December 31, 2020 is $0.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2017 and forward.

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 2 - Related Parties

The Parent files a consolidated return for New York City unincorporated business taxes ("UBT"). The Parent charges the Company its share of UBT. As a result of prior net operating loss carryforwards, there were no UBT related expenses for the year ended December 31, 2020.

Note 3 – Loan Payable

On May 1, 2020, the Company entered into a note (the "PPP Note"), dated May 1, 2020, evidencing a loan to the Company from Bank of America, under the CARES Act administered by the Small Business Administration ("SBA"). Pursuant to the PPP Note, the Company received total proceeds of $39,034 on May 1, 2020.

The PPP Note is scheduled to mature on May 1, 2022, has a 1.00% per annum interest rate, and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act, as amended by the PPP Flexibility Act. The Company did not provide any collateral or guarantees for the PPP Note, nor did the Company pay any facility charge to obtain the PPP Note. The PPP Note may be prepaid at any time with no prepayment penalties.

Under the requirements of the CARES Act, as amended by the PPP Flexibility Act, proceeds may only be used for the Company's eligible payroll costs (with salary capped at $100,000 on an annualized basis for each employee), rent, and utilities, in each case paid during the 24-week period following disbursement. The loan may be fully forgiven if (i) proceeds are used to pay eligible payroll costs and utilities and (ii) full-time employee headcount and salaries are either maintained during the 24-week period following disbursement or restored by December 31, 2020. If not so maintained or restored, any forgiveness of the loan would be reduced in accordance with the regulations that were issued by the SBA. All of the proceeds of the PPP Note were used by the Company to pay eligible payroll costs and the Company maintained its headcount and otherwise complied with the terms of the PPP Note.

While the Company currently believes that its use of the proceeds of the PPP Note will meet the conditions for forgiveness of the PPP Note, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the PPP Note, in whole or in part.

For the year ended December 31, 2020, interest expense amounted to $261 and is reflected in Other operating expenses on the Statement of Income.

Note 4 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2020, the Company had net capital of $501,356 which was $496,356 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.1238 to 1 at December 31, 2020.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is not required to make periodic computations of the reserve requirements for the exclusive benefit of customers.

Note 5 - Office Space

The Company leases its office facilities under a short-term space and service agreement ("Space Agreement") through March 31, 2021. Future minimum Space Agreement payments as of December 31, 2020 are approximately $10,000 for the period January 1 to March 31, 2021. The Company has elected not to apply the recognition requirements of Accounting Standards Codification Topic 842 ("ASC-842") for the Space Agreement since the Space Agreement meets the ASC-842 definition of a short-term lease. The Company instead will recognize the Space Agreement payments as a cost on a straight-line basis. The monthly base rate payment for this period was negotiated to a contractually based agreed upon amount.

For the year ended December 31, 2020, total expense relating to the Space Agreement amounted to $61,085 and is reflected in Occupancy and related costs on the Statement of Income.

Note 6 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2020, there were uninsured amounts.

Note 6 - Off-Balance Sheet Risk and Concentrations of Credit Risk - continued

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers may occur each year.

Note 7 - Subsequent Events

The Company has evaluated subsequent events from January 1, 2021 through February 1, 2021, the date the financial statements were available to be issued and has determined there are no events to disclose.

SUPPLEMENTAL INFORMATION

Roc Global, LLC
Schedule I
Computation of Net Capital under Rule 15c3-1
December 31, 2020

NET CAPITAL	
Member's equity	$ 518,297
Deduct:	
Non-allowable assets	16,941
Net capital	$ 501,356
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 496,356
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Loan payable	$ 39,034
Accounts payable and accrued liabilities	23,049
Total aggregate indebtedness	$ 62,083
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.38%

There are no material differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report.

See report of independent registered public accounting firm.

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

DWH

Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Compliance with the Exemption Provisions of SEC Rule 15c3-3

To the Member of
Roc Global, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Roc Global, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Roc Global, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemptions provisions") and (2) Roc Global, LLC stated that Roc Global, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Roc Global, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Roc Global, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Act of 1934.

Davis, Ward + Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
February 1, 2021

Roc Global, LLC's Exemption Report

Roc Global, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Roc Global, LLC

I, Joe Garofoli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Joseph Garofoli
Chief Executive Officer
February 1, 2021

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

DWH

Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Member of
Roc Global, LLC
New York, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Roc Global, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Ward + Hochman, LLP

Davis, Ward & Hochman, LLP
New York, New York
February 10, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2X2 255 ALL FOR AADC 100
68605 FINRA DEC
Roc Global, LLC
295 MADISON AVE, 12th floor
NEW YORK N.Y. 10017-6379

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Arthur Muscio
(917) 455-3697

2. A.	General Assessment (item 2e from page 2)	$ 1,755
B.	Less payment made with SIPC-6 filed (**exclude interest**) August 8, 2020 Date Paid	(127)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,628
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1,628

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 1,628

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Roc Global, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of February, 2021.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

20

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,170,029

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 1,170,029

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 109

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) 109

Total deductions 109

2d. SIPC Net Operating Revenues $ 1,169,920

2e. General Assessment @ .0015 $ 1,755

(to page 1, line 2.A.)